SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 2

SCHEDULE 13E-3

(Rule 13e-100)

RULE 13E-3 TRANSACTION STATEMENT

UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(Name of the Issuer)

CHINA PETROLEUM & CHEMICAL CORPORATION

BEIJING FEITIAN PETROCHEMICAL CO., LTD.

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

(Name of Person(s) Filing Statement)

AMERICAN DEPOSITARY SHARES, ORDINARY H SHARES

PAR VALUE RMB1.00 PER SHARE

(Title of Class of Securities)

82935N107

(CUSIP Number of Class of Securities)

China Petroleum & Chemical Corporation Tonghai Chen No. 6A, Huixin East Street, Chaoyang District, Beijing 100029, PRC (86-10) 6499-9295	Beijing Feitian Petrochemical Co., Ltd. Lisheng Wang No. 6A, Huixin East Street, Chaoyang District, Beijing 100029, PRC (86-10) 6499-0008	Sinopec Beijing Yanhua Petrochemical Company Limited Yongjian Wang No. 1 Beice, Yingfeng Erli, Yanshan, Fangshan District, Beijing 102500, PRC (86-10) 6934-5924

(Name, Address and Telephone Number of Persons

Authorized to Receive Notices and Communications on

Behalf of Person(s) Filing Statement)

Copies to:

Gregory Miao, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 30/F Tower Two, Lippo Centre 89 Queensway, Central Hong Kong (852) 2820-0700	Sherry Yin, Esq. Coudert Brothers LLP 22th Floor, South Tower Beijing Kerry Center, Chaoyang District Beijing 100020 PRC (86) (10) 8529-8778

This statement is filed in connection with (check the appropriate box):

(a)☐                      The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

(b)☐                     The filing of a registration statement under the Securities Act of 1933.

(c)☐                      A tender offer.

(d)☒                     None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☐

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

INTRODUCTION

This Amendment No. 2 to the Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) by (i) China Petroleum & Chemical Corporation (“Sinopec Corp.”), a company incorporated under the laws of the People’s Republic of China, (ii) Beijing Feitian Petrochemical Co., Ltd. (“Beijing Feitian”) and (iii) Sinopec Beijing Yanhua Petrochemical Company Limited (“Beijing Yanhua”), pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, and Rule 13e-3 thereunder.  The Statement is related to a proposed merger (the “Merger”) pursuant to an Agreement of Merger by Absorption (the “Merger Agreement”), dated as of December 29, 2004, by and between Beijing Feitian and Beijing Yanhua, as amended by an Amendment dated January 14, 2005 (such merger agreement as so amended, the “Merger Agreement”).  According to the Merger Agreement, Beijing Yanhua will be merged with and into Beijing Feitian and Beijing Feitian will be the surviving company.  Beijing Yanhua will cease to exist and the holders of Beijing Yanhua’s ordinary shares will receive HK$3.80 for each ordinary H share (or approximately US$24.37 per American Depositary Share representing H shares, based upon on the exchange rate of US$1.00=HK$7.7962 as quoted by the Federal Reserve Bank of New York on December 21, 2004).

ITEM 16  EXHIBITS

Item 16 is hereby amended and supplemented as follows:

(a)(5)(v)                                  Second Amended and Restated Shareholder Circular.

INDEX TO EXHIBITS

(a)(5)(v)                        Second Amended and Restated Shareholder Circular.

SIGNATURES

After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

China Petroleum & Chemical Corporation

By:	/s/	Tonghai Chen
Name:		Tonghai Chen
Title:		Chairman of the Board of Directors

BEIJING FEITIAN PETROCHEMICAL CO., LTD.

By:	/s/	Lisheng Wang
Name:		Lisheng Wang
Title:		Chairman of the Board of Directors

SINOPEC BEIJING YANHUA PETROCHEMICAL COMPANY LIMITED

By:	/s/	Yongjian Wang
Name:		Yongjian Wang
Title:		Chairman of the Board of Directors

Dated: March 1, 2005